June 2, 2009

Mr. Kevin Fitzgerald
Principal Financial Officer
Murphy Oil Corporation
200 Peach Street
El Dorado, Arkansas 70731- 7000

Re: Murphy Oil Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed on February 27, 2009
File No. 1-08590

Dear Mr. Fitzgerald:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director